UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): February 12, 2021 (February 12, 2021)

FALCON CAPITAL ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-39535	85-1365053
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

660 Madison Avenue, 12th Floor

New York, New York 10065

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (212) 812-7702

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock and one-third of one redeemable warrant	FCACU	The Nasdaq Stock Market LLC
Class A common stock, par value $0.0001 per share	FCAC	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one share of Class A common stock, each at an exercise price of $11.50 per share	FCACW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01. Entry into a Material Definitive Agreement.

Merger Agreement

On February 12, 2021, Falcon Capital Acquisition Corp., a Delaware corporation (“FCAC” or the “Company”), entered into an agreement and plan of merger by and among FCAC, FCAC Merger Sub Inc., a wholly-owned subsidiary of FCAC (“Merger Sub”), Sharecare, Inc. (“Sharecare”) and Colin Daniel, solely in his capacity as representative of the Sharecare stockholders (the “Stockholder Representative”) (as may be amended and/or restated from time to time, the “Merger Agreement”). The merger was unanimously approved by FCAC’s board of directors. If the Merger Agreement is approved by FCAC’s and Sharecare’s stockholders, and the transactions contemplated by the Merger Agreement are consummated, Merger Sub will merge with and into Sharecare, after which the separate corporate existence of Merger Sub will cease and Sharecare will survive the merger as a wholly-owned subsidiary of FCAC (the “Business Combination”). In addition, in connection with the consummation of the Business Combination (the “Closing”), FCAC will be renamed “Sharecare, Inc.” and is referred to herein as “New Sharecare” as of the time following such change of name.

Under the Merger Agreement, holders of Sharecare’s equity interests are expected to receive $3.79 billion in aggregate consideration. At the effective time of the Business Combination, Sharecare’s stockholders will have the right to receive consideration in the form of cash and shares of common stock of New Sharecare, subject to proration under certain circumstances specified in the Merger Agreement. In addition, under the Merger Agreement, at the effective time of the Business Combination, (i) each option to purchase shares of the Sharecare common stock granted under any Sharecare group stock plan that is outstanding and unexercised immediately prior to the effective time, whether or not then vested or exercisable, will be assumed by New Sharecare and shall be converted into an option to purchase shares of New Sharecare, (ii) each holder of Sharecare options entitled to receive New Sharecare options will also receive an additional number of contingent stock options to acquire shares of New Sharecare common stock that will vest upon the earlier of the date set forth in the corresponding New Sharecare options and, in each case with respect to one half of the additional contingent stock options, the achievement of the Earnout Conditions (as defined below), and (iii) each warrant to purchase shares of Sharecare capital stock will be converted into the right to receive a number of shares of New Sharecare common stock, in each case as further described under the Merger Agreement.

At the closing of the Business Combination and (i) immediately prior to the effective time, Falcon Equity Investors LLC (the “Sponsor”) will, in accordance with the Sponsor Agreement, deliver to the earnout escrow agent, 1,713,000 shares of FCAC Class B common stock which shares shall be allocated to the Sponsor, and (ii) immediately following the effective time, New Sharecare will deliver electronically to the earnout escrow agent, an amount of shares of New Sharecare common stock equal to (A) the total number of shares of Sharecare common stock issued and outstanding as of immediately prior to the effective time multiplied by (B) an earnout ratio determined in accordance with the Merger Agreement, which shares shall be allocated on a pro rata basis among the Sharecare stockholders who have received shares of New Sharecare common stock and the specified holders of Sharecare warrants who have received shares of New Sharecare common stock (the “Sharecare Stockholder Group”). Such shares shall be released and delivered such that (i) one-half of such shares will be released to the Sponsor or the Shareholder Stockholder Group (on a pro rata basis), as applicable, if the volume-weighted average price of shares of New Sharecare common stock equals or exceeds $12.50 per share for 20 of any 30 consecutive trading days or New Sharecare consummates a transaction resulting in stockholders having the right to receive consideration equal to or exceeding $12.50 per share, and (ii) one-half of such shares will be released to the Sponsor or the Shareholder Stockholder Group (on a pro rata basis) if the volume-weighted average price of shares of New Sharecare common stock equals or exceeds $15.00 per share for 20 of any 30 consecutive trading days or New Sharecare consummates a transaction resulting in stockholders having the right to receive consideration equal to or exceeding $15.00 per share, in each case on or prior to the fifth anniversary of the Closing Date (the conditions described in clauses (i) and (ii), the “Earnout Conditions”). If such conditions have not been satisfied following the fifth anniversary of the Closing Date, any earnout shares remaining in the earnout escrow account shall be automatically released to New Sharecare for cancellation and neither the members of the Sharecare Stockholder Group nor the Sponsor shall have any right to receive such earnout shares or any benefit therefrom.

The parties to the Merger Agreement have made customary representations, warranties and covenants in the Merger Agreement, including, among others, covenants with respect to the conduct of Sharecare and FCAC and its subsidiaries prior to the closing of the Business Combination.

The closing of the Business Combination is subject to certain customary conditions, including, among other things: (i) the expiration or termination of the waiting period (or any extension thereof) applicable under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”), (ii) FCAC shall not have redeemed shares of its Class A common stock in an amount that would cause FCAC to have less than $5,000,001 of net tangible assets, (iii) the required stockholder approval of stockholders of FCAC shall have been obtained for the Business Combination, (iv) the required stockholder approval of stockholders of Sharecare shall have been obtained for the Business Combination, (v) the common stock of stockholders of New Sharecare to be issued in connection with the Business Combination shall have been approved for listing on Nasdaq, (vi) Sharecare shall have consummated the doc.ai acquisition, (vii) from the date of the Merger Agreement, there shall not have occurred any material adverse effect, or any change or effect that, individually or in the aggregate would result in a material adverse effect with respect to Sharecare, (viii) the investment in Sharecare from a specified third-party strategic investor shall have been consummated and (ix) the aggregate cash available to FCAC at closing from the trust account and the Equity Financing (after giving effect to the redemption of any shares of FCAC common stock in connection with the offer, but before giving effect to the consummation of the closing and the payment of outstanding transaction expenses, transaction bonuses and the payoff indebtedness, or the consummation of the doc.ai acquisition) plus the proceeds of the Strategic Financing shall equal or exceed $400,000,000.

The Merger Agreement may be terminated by FCAC or Sharecare under certain circumstances, including, among others, (i) by written consent of FCAC and Sharecare, (ii) by either FCAC or Sharecare if the closing of the Business Combination has not occurred on or before August 31, 2021, (iii) by FCAC or Sharecare if FCAC has not obtained the required approval of its stockholders, and (iv) by FCAC if the Sharecare requisite approval is not obtained by the specified timeline.

The foregoing description of the Merger Agreement and the Business Combination does not purport to be complete and is qualified in its entirety by the terms and conditions of the Merger Agreement, a copy of which is attached hereto as Exhibit 2.1 and is incorporated herein by reference. The Merger Agreement contains representations, warranties and covenants that the parties to the Merger Agreement made to each other as of the date of the Merger Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Merger Agreement. The Merger Agreement has been attached to provide investors with information regarding its terms and is not intended to provide any other factual information about FCAC, Sharecare or any other party to the Merger Agreement. In particular, the representations, warranties, covenants and agreements contained in the Merger Agreement, which were made only for purposes of the Merger Agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors and reports and documents filed with the U.S. Securities and Exchange Commission (the “SEC”). Investors should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Merger Agreement. In addition, the representations, warranties, covenants and agreements and other terms of the Merger Agreement may be subject to subsequent waiver or modification. Moreover, information concerning the subject matter of the representations and warranties and other terms may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

Subscription Agreements

The Company entered into subscription agreements (the “Subscription Agreements”), each dated as of February 12, 2021, with certain investors (the “PIPE Investors”), pursuant to which, among other things, the Company agreed to issue and sell, in private placements to close immediately prior to the Closing, an aggregate of 42,500,000 shares of FCAC Class A common stock, par value $0.0001 per share (the “FCAC Class A common stock”) for a purchase price of $10.00 per share. In connection with the Closing, all of the issued and outstanding shares of FCAC Class A common stock, including the shares of FCAC Class A common stock issued to the PIPE Investors, will be exchanged, on a one-for-one basis, for shares of New Sharecare common stock.

The foregoing description of the Subscription Agreements does not purport to be complete and is qualified in its entirety by the terms and conditions of the form of Subscription Agreement, a copy of which is filed as Exhibit 10.1 hereto and is incorporated by reference herein.

Acquiror Support Agreement

In connection with the execution of the Merger Agreement, the Sponsor, FCAC and Sharecare entered into an Agreement (the “Acquiror Support Agreement”), pursuant to which the Sponsor agreed to vote all shares of FCAC beneficially owned by it in favor of each of the proposals at the special meeting and to vote against any transaction or proposal that would reasonably be expected to result in the failure of the Business Combination from being consummated.

The Sponsor also agreed that it would not (a) sell, assign, transfer (including by operation of law), create any lien or pledge, dispose of or otherwise encumber any of the shares of FCAC beneficially owned by it, (b) deposit any such shares into a voting trust or enter into a voting agreement or grant any proxy or power of attorney with respect thereto that is inconsistent with the Merger Agreement or (c) enter into any contract, option or other arrangement requiring the direct acquisition or sale, assignment, transfer or other disposition of any such shares.

In addition, the Sponsor agreed not to solicit, initiate or knowingly encourage any transaction in violation of the Merger Agreement or participate in any discussions or negotiations regarding any information with the intent to any unsolicited proposal that constitutes, or any reasonably be expected to lead to, a business combination proposal or other transaction in violation of the Merger Agreement.

The foregoing description of the Acquiror Support Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Acquiror Support Agreement filed as Exhibit 10.2 hereto and incorporated by reference herein.

Sharecare Support Agreements

In connection with the execution of the Merger Agreement, certain Sharecare securityholders (the “Sharecare Supporting Securityholders”) entered into a support agreement with FCAC and Sharecare (the “Support Agreement”). Under the Support Agreement-, each Sharecare Supporting Securityholder agreed, as promptly as reasonably practicable (and in any event within five business days) following the SEC declaring the proxy statement/prospectus relating to the approval by FCAC securityholders of the Business Combination effective, to execute and deliver a written consent with respect to the outstanding securities of (i) Sharecare common stock and preferred stock and (ii) securities convertible into or exercisable or exchangeable for Sharecare capital stock, held by such Sharecare Supporting Securityholder adopting the Merger Agreement and approving the Business Combination. In addition, each Sharecare Supporting Securityholder agreed to voluntarily convert any convertible notes it owns into the applicable series of preferred stock in connection with the Business Combination and agreed that any warrants it owns would convert into New Sharecare common stock in connection with the Business Combination.

The shares of Sharecare common stock and preferred stock and such convertible securities that are owned by the Sharecare supporting securityholders and subject to the Support Agreements represent approximately 66.8% of the outstanding voting power of Sharecare common stock, preferred stock and securities (on an as converted basis).

The Support Agreements prohibit the Sharecare Supporting Securityholders from engaging in activities that have the effect of soliciting a competing acquisition proposal. In addition, the Support Agreements restrict the transfer of shares covered by the Support Agreements.

The foregoing description of the Support Agreements does not purport to be complete and is qualified in its entirety by the terms and conditions of the form of Support Agreement filed as Exhibit 10.3 hereto and incorporated by reference herein.

Non-Redemption Agreements

In connection with the execution of the Merger Agreement, FCAC entered into non-redemption agreements (the “Non-Redemption Agreements”) with certain holders of FCAC Class A common stock, pursuant to which such holders agreed not to exercise their redemption rights in connection with the Business Combination. The aggregate number of shares of FCAC Class A common stock subject to the Non-Redemption Agreements is 4,197,245, which represents $41,972,450 of otherwise exercisable redemption rights.

The foregoing description of the Non-Redemption Agreements does not purport to be complete and is qualified in its entirety by the terms and conditions of the form of Non-Redemption Agreement filed as Exhibit 10.4 hereto and incorporated by reference herein.

Sponsor Agreement

In connection with the execution of the Merger Agreement, the Sponsor entered into a sponsor agreement (the “Sponsor Agreement”) with Sharecare and FCAC, pursuant to which the Sponsor agreed, subject to the consummation of the Business Combination, that the shares of FCAC Class B common stock beneficially owned by it shall convert into FCAC Class A common stock at the initial conversion ratio, subject to adjustment for stock splits, stock dividends, reorganizations, recapitalizations and the like, and that the Sponsor waives any additional anti-dilution adjustments to which it would otherwise be entitled pursuant to Section 4.3(b)(ii) of FCAC’s certificate of incorporation.

The Sponsor Agreement provides that the Sponsor will not redeem any shares of FCAC Class B common stock (or any shares of FCAC Class A common stock received upon conversion of shares of FCAC Class B common stock) that it owns in connection with the Business Combination and will not commence or participate in and take all actions necessary to opt out of any class in any class action with respect to any claim, derivative or otherwise, against FCAC, Sharecare, any affiliate or designee of the Sponsor acting in his or her capacity as director, or any of their respective successors and assigns relating to the negotiation, execution or delivery of the Sponsor Agreement, the Merger Agreement or the consummation of the transactions contemplated in such agreements.

The Sponsor also agreed that, at the Closing, it would deposit the Earnout Shares into the earnout escrow account and it would agree to cancel 1,284,750 shares of FCAC Class B common stock and to transfer to a charitable foundation designated by the Company to advance its charitable objectives 428,250 shares of FCAC Class B common stock.

The foregoing description of the Sponsor Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Sponsor Agreement filed as Exhibit 10.5 hereto and incorporated by reference herein.

Item 3.02. Unregistered Sales of Equity Securities.

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K with respect to the issuance of shares of FCAC common stock is incorporated by reference herein. The shares of common stock issuable in connection with the transactions contemplated by the Business Combination will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder.

Item 7.01. Regulation FD Disclosure.

On February 12, 2021, the Company issued a press release announcing the execution of the Merger Agreement. The press release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Attached hereto as Exhibit 99.2 and incorporated by reference herein is the investor presentation dated February 2021, which will be used by the Company with respect to the Business Combination.

On February 12, 2021, the Company made available on its website a pre-recorded audio webcast, as well as a pre-recorded video webcast, each discussing the Business Combination. Transcripts of the audio webcast and the video webcast are attached hereto as Exhibits 99.3 and 99.4, respectively, and incorporated by reference herein.

The information in this Item 7.01, including Exhibits 99.1, 99.2, 99.3 and 99.4, is furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of the Company under the Securities Act or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report on Form 8-K will not be deemed an admission as to the materiality of any information of the information in this Item 7.01, including Exhibits 99.1, 99.2, 99.3 and 99.4.

Important Information About the Business Combination and Where to Find It

In connection with the proposed Business Combination, the Company intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include a proxy statement/prospectus, and certain other related documents, which will be both the proxy statement to be distributed to holders of shares of the Company’s common stock in connection with the Company’s solicitation of proxies for the vote by the Company’s stockholders with respect to the Business Combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities of the Company to be issued in the Business Combination. The Company’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus included in the Registration Statement and the amendments thereto and the definitive proxy statement/prospectus, as these materials will contain important information about the parties to the Merger Agreement, the Company and the Business Combination. After the Registration Statement is declared effective, the definitive proxy statement/prospectus will be mailed to stockholders of the Company as of a record date to be established for voting on the Business Combination and other matters as may be described in the Registration Statement. Stockholders will also be able to obtain copies of the proxy statement/prospectus and other documents filed with the SEC that will be incorporated by reference in the proxy statement/prospectus, without charge, once available, at the SEC’s web site at www.sec.gov, or by directing a request to: Falcon Capital Acquisition Corp., 660 Madison Avenue, 12th Floor, New York, New York, Attention: Saif Rahman, Chief Financial Officer, (212) 819-7702.

Participants in the Solicitation

The Company and its directors and executive officers may be deemed participants in the solicitation of proxies from the Company’s stockholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in the Company is contained in the Company’s registration statement on Form S-1, which was initially filed with the SEC on September 3, 2021, and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Falcon Capital Acquisition Corp., 660 Madison Avenue, 12th Floor, New York, New York, Attention: Saif Rahman, Chief Financial Officer, (212) 819-7702. Additional information regarding the interests of such participants will be contained in the Registration Statement when available.

Sharecare and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of the Company in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination will be contained in the Registration Statement when available.

Forward-Looking Statements

This Current Report on Form 8-K includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The Company’s and Sharecare’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, the Company’s and Sharecare’s expectations with respect to future performance and anticipated financial impacts of the Business Combination, the satisfaction of the closing conditions to the Business Combination and the timing of the completion of the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside the Company’s and Sharecare’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the outcome of any legal proceedings that may be instituted against the Company and Sharecare following the announcement of the Merger Agreement and the transactions contemplated therein; (2) the inability to complete the Business Combination, including due to failure to obtain approval of the stockholders of the Company or Sharecare, approvals or other determinations from certain regulatory authorities, or other conditions to closing in the Merger Agreement; (3) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement or could otherwise cause the transactions contemplated therein to fail to close; (4) the inability to obtain or maintain the listing of New Sharecare’s common stock on Nasdaq following the Business Combination; (5) the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; (6) the inability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition and the inability of the combined company to grow and manage growth profitably and retain its key employees; (7) costs related to the Business Combination; (8) changes in applicable laws or regulations; (9) the possibility that Sharecare or New Sharecare may be adversely affected by other economic, business, and/or competitive factors; (10) New Sharecare’s ability to raise financing in the future and to comply with restrictive covenants related to long-term indebtedness; (11) the impact of COVID-19 on Sharecare’s business and/or the ability of the parties to complete the Business Combination; and (12) other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the Business Combination, including those under “Risk Factors” in the Registration Statement, and in the Company’s other filings with the SEC. The Company cautions that the foregoing list of factors is not exclusive. The Company cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. The Company does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This Current Report on Form 8-K shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act.

Item 9.01. Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit Number	Description
2.1†	Agreement and Plan of Merger, dated as of February 12, 2021, by and among Falcon Capital Acquisition Corp., FCAC Merger Sub Inc., Sharecare, Inc. and Colin Daniel, solely in his capacity as representative of the stockholders of Sharecare, Inc.
10.1	Form of Subscription Agreement.
10.2	Acquiror Support Agreement, dated as of February 12, 2021, by and between Falcon Equity Investors LLC and Sharecare, Inc.
10.3	Form of Sharecare Support Agreement.
10.4	Form of Non-Redemption Agreement.
10.5	Sponsor Agreement, dated as of February 12, 2021, by and among Falcon Equity Investors LLC, Falcon Capital Acquisition Corp., and Sharecare, Inc.
99.1	Press Release, dated February 12, 2021.
99.2	Investor Presentation, dated February, 2021.
99.3	Transcript of Audio Webcast, posted on February 12, 2021.
99.4	Transcript of Video Webcast, posted on February 12, 2021.

†	Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FALCON CAPITAL ACQUISITION CORP.

By:	/s/ Alan G. Mnuchin
Name:	Alan G. Mnuchin
Title:	Chief Executive Officer and Chairman

Date: February 12, 2021